Oncolytics Biotech® Releases a Letter to Shareholders – 2021 Review and 2022 Outlook

SAN DIEGO, CA and CALGARY, AB, January 11, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) is providing a letter to shareholders, included below.

To the Shareholders of Oncolytics Biotech,

2021 generated ground-breaking data that creates the foundation for continued success in 2022 as we build our clinical opportunities and the data required to embark on our registrational study in metastatic breast cancer. This critical data encompasses data requested by the FDA and our global pharma collaborators, data that de-risks both our registrational program and clinical studies going forward. I would like to provide a summary of our 2021 accomplishments, an update on the final pieces of our metastatic HR+/HER2- breast cancer program, and provide some commentary on several of our promising programs in other indications.

Most importantly, the AWARE-1 study results presented this past year exceeded our expectations and provided us with additional confidence in our overall clinical development program. We are well on our way to completing enrollment in BRACELET-1, expected to occur in early 2022. The combination of clinical data from BRACELET-1 along with data from AWARE-1 will provide the final elements necessary to develop and launch a registrational study in metastatic breast cancer.

HR+/HER2- Breast Cancer Program: Our Primary Focus
If you have been following the Company, you’re likely aware that we saw a near doubling of overall survival (OS) in metastatic HR+/HER2- breast cancer patients treated with pelareorep in IND-213, a randomized phase 2 study (link to the PR). After analyzing these data, we focused on achieving three key objectives set forth by regulators and our pharma partners, which represent important steps on the path to a registrational study. These objectives are to:

1.confirm that pelareorep works through an immunotherapeutic mechanism of action. Our enhanced understanding demonstrates pelareorep acts as an immunotherapeutic agent, part of an emerging drug class that provides much longer-lasting anti-cancer effects. This understanding allows us to better design clinical studies that are more likely to be successful;
2.determine whether pelareorep synergizes with immune checkpoint inhibitors (ICIs). Enhancing ICI activity exposes the Company to an oncology market expected to exceed $55 billion by 2025;
3.identify a biomarker to select patients who are likely to have better clinical outcomes. Biomarkers allow us to identify patients who are likely to respond to treatment, streamlining our registration program.

I am pleased to report that we are well on our way to achieving these three objectives. In April, at AACR (link to the PR), we presented data from cohort 1 and cohort 2 (both cohorts exclusively enrolled HR+/HER2- breast cancer patients) of our AWARE-1 study, which is being conducted in collaboration with Roche. Importantly, these data showed we had achieved the first two objectives referenced above. Specifically, we demonstrated that pelareorep treatment reverses immunosuppressive tumor microenvironments, generates and expands T cell clones, upregulates PD-L1 expression, promotes tumor infiltration of CD8+ T cells, and increases CelTIL score, a metric known to correlate with improved clinical outcomes. These effects were even more notable when pelareorep was combined with Roche’s ICI atezolizumab, which demonstrates synergy between the two agents. This finding could be a significant advance, not only in breast cancer but in multiple other indications. Finally, in Q4 2021, after completing further analyses of samples from AWARE-1, we reported that changes in peripheral blood T cell populations acts as a putative predictive biomarker. This robust engagement of anti-tumor activity in AWARE-1 supports the hypothesis that the near doubling of overall survival seen in IND-213 was the result of the engagement of innate and adaptive immunity.

Based on the findings from IND-213 and AWARE-1, we continue to have confidence in the expected results from BRACELET-1, a randomized phase 2 study in metastatic HR+/HER2- breast cancer patients being conducted in collaboration with Pfizer and Merck Serono. To better understand and potentially optimize the overall clinical benefit observed in IND-213, BRACELET-1 was designed almost identically, but with an additional cohort to evaluate pelareorep in combination with the checkpoint inhibitor avelumab. Our principal objective for BRACELET-1 is to study our target patient population to inform the design of a registrational study, determine the number of patients required, and confirm what was seen in AWARE-1: the synergistic clinical benefits of pelareorep-ICI combination therapy in addition to using changes in peripheral blood T cell populations as a biomarker to select patients likely to have better outcomes.

We consider BRACELET-1 to be the last major step on our path to a registrational study, and we are on track to reach full enrollment in the trial in the first quarter of 2022. From there, we will need 16 weeks to conclude the patient scans required for a complete dataset for the primary endpoint, as well as additional time to compile and analyze the data. Considering all of this, we anticipate announcing BRACELET-1’s top-line data in the fourth quarter of 2022. These timelines assume no or limited adverse impact from COVID-19. In the meantime, we plan to begin discussing our plans for a registrational study with the FDA and additional regulators while we are completing enrollment and performing data analysis.

Triple-Negative Breast Cancer: Expanding Pelareorep into an Additional Subtype
In December, we provided a positive safety update for the first five patients enrolled in IRENE (link to the PR), our study investigating pelareorep and an ICI in second- or third-line metastatic triple-negative breast cancer (TNBC). The absence of additional toxicity with this treatment combination in the TNBC subtype, in addition to the more established safety profile of pelareorep-ICI combinations in the HR+/HER2- subtype, means we could potentially expand into large ICI indication opportunities. We are excited about pelareorep’s potential in TNBC and look forward to further results from IRENE.

GOBLET Trial: An Expansion of our Roche Collaboration into a New Indication
This past November, the first patient was dosed in GOBLET (link to the PR), our phase 1/2 trial to evaluate pelareorep in combination with atezolizumab for the treatment of colorectal, pancreatic, and anal cancer. This study is being conducted in collaboration with AIO and Roche and is exciting because it is an expansion of our relationship with Roche, our collaborator in AWARE-1, and represents an additional opportunity beyond breast cancer. GOBLET is supported by the encouraging AWARE-1 data and by data previously reported in pancreatic and colorectal cancer, which showed pelareorep-based combination treatments stimulated an adaptive immune response and:
•led to a greater than 90% clinical benefit rate in KRAS-mutated colorectal cancer patients (link to the PR), and
•a greater than 80% increase in progression-free survival (PFS) in pancreatic cancer patients with low levels of CEACAM6 expression (link to the PR).

We are planning to provide a safety and enrollment update for this study in Q1 2022 and will provide more data as they become available.

Pelareorep and CAR T Cell Therapy in Solid Tumors: Potentially Opening a New Market
One development I found particularly exciting this past year was the announcement of data from preclinical studies of pelareorep and CAR T cell therapy in solid tumors (link to the PR). While CAR T cell therapy has historically been ineffective in solid tumors, combining CAR T cells with pelareorep in mice improved CAR T cell persistence and efficacy. This was further enhanced by an intravenous boost of pelareorep, which ultimately led to tumor cures. In that same study, boosting with a different oncolytic virus did not prevent recurrent tumor growth. If these results in solid tumors can be translated to the clinic, it would open a very significant new potential market that is currently unavailable, as CAR T therapy is now only used in hematological malignancies. As we’ve previously mentioned, this is largely a business development opportunity for Oncolytics, and 2021 involved working with our academic and industry collaborators to further evaluate and confirm the earlier results. We look forward to sharing additional updates as our work matures.

Partnership with Adlai: International Expansion and Opportunities
Pelareorep’s development in China is positively progressing, with partner Adlai Nortye dosing the first patient in a bridging clinical trial evaluating the safety, tolerability, and preliminary efficacy of pelareorep-paclitaxel combination therapy in Chinese patients with advanced or metastatic breast cancer (link to the PR). This study, a Chinese FDA requirement, is very similar to our metastatic HR+/HER2- studies and is intended to accelerate pelareorep’s clinical development in territories that include China, Hong Kong, Macau, Singapore, South Korea, and Taiwan. These are valuable and rapidly growing pharmaceutical markets, with China alone being the second-largest in the world after the United States.

Additional Opportunities: Leveraging Pelareorep’s Immunotherapeutic Effects
Pelareorep’s ability to recruit T cells into tumors, as demonstrated in AWARE-1, positions it as a potentially enabling technology for a wide cross-section of therapeutic agents. The findings highlighted below are from preclinical studies run by investigators at various institutions who have seen the value of pelareorep as an immunotherapeutic agent and have allocated their research budgets to evaluate combination therapies in their laboratories.
•Data from AACR highlighted pelareorep’s ability to synergize with the poly(ADP)-ribose polymerase 1 (PARP-1) inhibitor talazoparib and the cyclin-dependent kinase (CDK) 4/6 inhibitor palbociclib, which are both FDA approved for the treatment of breast cancer (link to PR).
•Combining pelareorep and radiotherapy led to an increase in the number of infiltrating anti-cancer CD8+ T cells and prolonged survival in a basal-like breast cancer model. This effect was seen in the primary tumor that received treatment and in a secondary tumor that was on the other side of the body, which is indicative of an immunotherapeutic effect. Compared to single-agent radiotherapy, the pelareorep-radiotherapy combination led to a numerical increase in survival, which reached statistical significance when anti-PD-1 therapy was added to the treatment regimen (link to PR).
•Data presented at ASH 2021 demonstrated the synergistic anti-leukemic effects of pelareorep combined with the chemotherapeutic agent azacitidine in acute myeloid leukemia (AML) cells. Along with reducing tumor burden in vivo and showing increased anti-leukemic activity against AML cells in vitro, this combination therapy dramatically upregulated multiple genes known to drive anti-cancer immune responses such as IFNβ1, BATF2, IL-12β, CCL2, TLR3, and PD-L1 (link to PR).
Looking Ahead to an Exciting 2022
Over the last year, the data we generated and reported on have been invaluable, showing us that pelareorep generates a profound immunological response and synergizes with multiple oncology treatments. This leads us to an expanding list of potential combination partners and target indications. While breast cancer, specifically the HR+/HER2- subtype, a multi-billion-dollar opportunity, remains our primary focus, investigators continue to evaluate pelareorep as a potential immunotherapy backbone, and we continue to consider additional areas of study going forward. We believe we are on track to achieve several important milestones this year, the most significant of which will be our top-line data announcement for BRACELET-1, which is the last major step on our path to a registrational study. Based on our current timing expectations, we expect to report top-line data in Q4 2022. In lockstep with this, we will be furthering our regulatory plan with the FDA and potentially with other regulators to refine our phase 3 study design, an essential step before beginning a registrational study. Additionally, we expect to provide a GOBLET enrollment update, a multiple myeloma study update, disclose new data from our glioblastoma study, and provide more updates from other studies later this year.

Wishing everyone a happy new year and offering my thanks for your continued support,

Dr. Matt Coffey, President & CEO of Oncolytics Biotech

This letter to shareholders contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this letter to shareholders include statements regarding Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; our plans and expectations regarding a potential registrational study in breast cancer, including the anticipated timing and impact of the announcement of our top-line data announcement for BRACELET-1, the other steps necessary to position us for the registrational study and various timing matters related thereto; our plans and timelines for interactions with the FDA and potentially with additional regulators to refine our potential phase 3 study design; our plans to investigate changes in peripheral blood T cell populations in BRACELET-1 patients; our expectations regarding enrollment in our various studies and the planned timing of further announcements in respect thereto; the potential for expansion into large ICI drug franchise opportunities; our expectations regarding pelareorep’s potential in TNBC; the potential for new addressable markets not currently available; our plans expectations regarding the continued evaluation of pelareorep CAR T cell combinations by our academic and industry collaborators; Pelareorep’s potential as enabling technology for a wide cross-section of therapeutic agents; the expansion of the list of potential combination partners and target indications. our primary focus and our ongoing consideration of additional areas of study; our upcoming milestones and catalysts and the anticipated timing of release of updates in respect thereof; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com